Exhibit 1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on December 28, 2006

        Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of IncrediMail Ltd. (the “Company”) that an Annual Meeting of the Shareholders of the Company will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on December 28, 2006, at 16:00 local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	TO VOTE ON THE PROPOSAL TO ELECT each of Tamar Gottlieb and Yaron Adler as directors for a three year term period (commencing on the date of the Meeting and until the annual meeting of the shareholders of the Company to be held in the year 2009 and until their respective successors are duly elected.

2.	TO VOTE ON THE PROPOSAL TO APPOINT Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2006 and to authorize the Board of Directors to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee.

3.	Transaction of such other business as may properly come before the Meeting or any adjournment thereof.

        In addition, the Company’s management will be available at the Meeting to answer questions any shareholder may have with respect to Management’s Report on the business of the Company for the year ended December 31, 2005 and the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005, a copy of which are being mailed to the Company’s shareholders together with this Notice of Annual Meeting of Shareholders and proxy statement.

Shareholders Entitled to Vote

         Only shareholders of record at the close of business on November 20, 2006 (the “Record Date”), will be entitled to notice of, and to vote at, the Meeting.

Proxies

        Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope, prior to the Meeting but not later than the close of business on December 27, 2006, or by presenting the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on December 27, 2006, or by voting in person at the Meeting. If you attend the Meeting, you may vote in person, whether or not you have already executed and returned your proxy card.

        Please review the accompanying proxy statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Mr. Yacov Kaufman, the Company’s Chief Financial Officer, at +011-972-3-6444737.

        YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: November 20, 2006

PROXY STATEMENT

IncrediMail Ltd.
4 HaNechoshet Street
Tel Aviv 69710
Israel

ANNUAL MEETING OF SHAREHOLDERS
To be held on December 28, 2006

        This proxy statement is being solicited by our board of directors for use at our annual meeting of shareholders to be held on December 28, 2006, at 16:00 (local time), or at any adjournment thereof (the “Meeting”). The record date for determining our shareholders that are entitled to notice of, and to vote at, the Meeting is November 20, 2006. On that date, we had outstanding and entitled to vote 9,387,248 ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

        Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Annual Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Annual Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the Ordinary Shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Annual Meeting of Shareholders. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation no later than the close of business on December 27, 2006, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to the Company’s transfer agent a later-dated proxy.

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, than the Meeting shall take place regardless of the number of shareholder present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

        The approval of each of proposals 1 and 2 to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding a majority of the Ordinary Shares actually voted with respect to such proposal.

        Proxies are being mailed to shareholders on or about November 22, 2006 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

        Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

        This proxy statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission. We encourage you to read the entire proxy statement carefully.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of October 31, 2006, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company’s outstanding ordinary shares, and (ii) the number of ordinary shares beneficially owned by all directors and officers as a group. The percentages below are based on 9,387,248 ordinary shares outstanding as of October 31, 2006:

	Shares Beneficially Owned
	Number	Percent

5% Shareholders
Ofer Adler	1,701,167	18.12%
Yaron Adler	1,360,933	14.50%

Directors and officers as a group (11 persons)	3,420,440	36.09%

MARKET PRICE DATA

        The following table shows, for the periods indicated, the high and low closing sale prices of our Ordinary Shares as reported on the Nasdaq Capital Market:

	High ($)	Low ($)

2006

First Quarter	$9.88	$7.57
Second Quarter	$8.78	$4.47
Third Quarter	$6.19	$3.73
Fourth Quarter (Through November 3, 2006)	$7.32	$5.91

Most recent six months

May 2006	$7.02	$5.60
June 2006	$6.15	$4.47
July 2006	$5.74	$3.73
August 2006	$5.55	$4.55
September 2006	$6.19	$5.00
October 2006	$7.32	$5.91

        The closing price of our Ordinary Shares, as reported on the Nasdaq Capital Market on November 15, 2006, the last full trading day before printing of this proxy statement, was $7.33.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors of the Company has nominated the persons named below for election as directors, to serve for a three year period (commencing on the date of the Meeting and until the annual meeting of shareholders of the Company to be held in the year 2009 and until their respective successors are duly elected. The other directors of the Company (except for Tamar Gottlieb and Yaron Adler) shall continue to serve as directors in accordance with the terms of the Company’s articles of association.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Tamar Gottlieb	49	Tamar Gottlieb has served as our director since 2001 and became Chairperson of the Board of Directors on February 3, 2006, the closing date of our initial public offering. She is a Managing Director of Harvest Capital Markets Ltd., an investment banking and financial consulting firm that she founded in January 2001. Prior to 2001, Ms. Gottlieb held Managing Director or Senior Manager positions in several investment banking institutions, including Investec Clali - Management & Underwriting Ltd. (from July 1997 to January 2001), Oscar Gruss (1996) Ltd. (from February 1996 to May 1997) and Leumi & Co. Investment Bankers Ltd. (from 1980 to 1991). From August 1991 to June 1994, Ms. Gottlieb served as the Founding Managing Director of Maalot - The Israeli Securities Rating Company Ltd., Israel's first credit rating agency. She currently serves as a board member of several Israeli public and private companies, including Emilia Development Ltd., Carmel Investments Group, Maalot the Israeli Securities Rating Company Ltd., Hasin-Esh Ltd., N.R. Spuntech Industries Ltd., T.R.A Radio Tel Aviv Ltd. and Credit Information Association Ltd. In the past she has also served as a director of, among others, El Al Israeli Airlines Ltd. and "Dan" - The Company for Public Transportation Ltd. Ms. Gottlieb's public service activities include serving as a member of the Statutory Committee for the approval of Directors and General Managers of Israeli Government Companies and Statutory Authority and as a member of the Advisory Committee to the Israeli Anti-Trust Authority. Ms. Gottlieb has a B.A. in international relations from the Hebrew University of Jerusalem and an M.A. in economics from Indiana University.

Yaron Adler	35	Yaron Adler co-founded IncrediMail in November 1999 and has served as our Chief Executive Officer and a director since our incorporation. He is responsible for our day-to-day operations, business development and the overall management of IncrediMail. Prior to founding IncrediMail, Mr. Adler consulted Israeli start up companies regarding Internet products, services and technologies. Mr. Adler served as a Product Manager from 1997 to 1999, and as a software engineer from 1994 to 1997, at Tecnomatix Technologies Ltd., a software company that developed and marketed production-engineering solutions to complex automated manufacturing lines, and which was acquired in April 2005 by UGS Corp. Prior to his work at Tecnomatix, Mr. Adler held a software engineer position at Intel Israel. He has a B.A. in computer sciences and economics from Tel-Aviv University

Should either Ms. Gottlieb or Mr. Adler become unavailable for election to the board at the meeting, the persons appointed as proxies will have discretionary authority to vote the proxy for a substitute. The board knows of no current circumstances that would render either Ms. Gottlieb or Mr. Adler unable to accept nomination or appointment. Each of Ms. Gottlieb and Mr. Adler has agreed to serve on the board.

        Resolution

Our board of directors will present the following resolution for adoption at the Meeting: “RESOLVED, that Tamar Gottlieb and Yaron Adler are hereby elected to serve as directors for a three year term period (commencing on the date of the Meeting and until the annual meeting of the shareholders of the Company to be held in the year 2009 and until their respective successors are duly elected”.

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our Ordinary Shares represented thereby “For” the approval of the foregoing proposed resolution.

        Our board of directors recommends a vote FOR approval of the appointment of Tamar Gottlieb and Yaron Adler as directors.

PROPOSAL 2

APPOINTMENT OF KOST FORER GABBAY & KASIERER AS THE INDEPENDENT
PUBLIC AUDITORS OF THE COMPANY FOR THE YEAR ENDING DECEMBER
31, 2006 AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE
COMPENSATION OF SAID AUDITORS IN ACCORDANCE WITH THE AMOUNT AND NATURE OF
THEIR SERVICES, OR TO DELEGATE SUCH POWER TO THE AUDIT COMMITTEE

        The Israeli Companies Law requires the shareholders of a company to appoint its independent public auditors.

        In compliance with the law, our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Company for the year ending December 31, 2006 and that the Board of Directors be authorized to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our Ordinary Shares represented thereby “For” the appointment of Kost Forer Gabbay & Kasierer as the independent public auditors of the Company for the year ending December 31, 2006 and the authorization of the Board of Directors to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee.

        Our board of directors recommends a vote FOR approval of the appointment of Kost Forer Gabbay & Kasierer as the independent public auditors of the Company for the year ending December 31, 2006.

OTHER BUSINESS

        The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.

        The Company’s financial statements for the year ended December 31, 2005 are being mailed to the Company’s shareholders together with this proxy statement. At the meeting, the Company’s management will be available to answer appropriate questions relating to such financial statements and Management’s Report on the Company’s business during 2005.

Where to Find More Information

        You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC’s public reference room at the following location:

Public Reference Room
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

        The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

—	Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on April 4, 2006; and
—	Reports of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC after December 31, 2005.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 20, 2006. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 20, 2006, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. If no specification is made, the Ordinary Shares represented by the proxy will be voted in FAVOR of each of the proposals described in this proxy statement.

By Order of the Board of Directors Tamar Gottlieb, Chairperson of the Board of Directors Date: November 20, 2006